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SEC FILE NUMBER
8-69480

MAR 01 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RMK Maritime Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

352 Seventh Avenue, Suite 603
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Tucker	205-721-0507	clark.tucker@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Katz, Sapper & Miller
(Name – if individual, state last, first, and middle name)

7 Penn Plaza, Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

11/13/2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, 3 Michael Kirk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RMK Maritime Capital LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

2/3/24

Carol A. Wothke

Notary Public

Signature: [signature]

Title: CEO 2/7/2024

CAROL A WOTHKE
Notary Public - Seal
Marion County - State of Indiana
Commission Number NP0737067
My Commission Expires Oct 26, 2029

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RMK MARITIME CAPITAL, LLC
December 31, 2023

Table of Contents

ksm

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Members of
RMK Maritime Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RMK Maritime Capital, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RMK Maritime Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RMK Maritime Capital, LLC's management. Our responsibility is to express an opinion on RMK Maritime Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RMK Maritime Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

T 212.557.9800 | F 212.557.9819 | W ksmcpa.com

Auditor's Report on Supplemental Information

The accompanying information contained in Schedule I Computation of Net Capital Under SEA Rule 15c3-1 and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEA Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of RMK Maritime Capital, LLC's financial statements. The supplemental information is the responsibility of RMK Maritime Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I Computation of Net Capital Under SEA Rule 15c3-1 and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEA Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as RMK Maritime Capital, LLC's auditor since 2018.

New York, New York
February 28, 2024

RMK MARITIME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	66,685
Deposits		25,006
Right of use assets		45,149
Prepaid expenses and other assets		4,864
TOTAL ASSETS	**$**	**141,704**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	23,256
Lease liability		48,069
TOTAL LIABILITIES		**71,325**
Members' equity		**70,379**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**141,704**

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues	
Investment banking	$ 1,245,324
Total Revenue	1,245,324
Expenses	
Compensation and benefits	870,950
Professional fees	92,567
Travel and entertainment	150,848
Rent and utilities	114,878
Dues and subscriptions	47,420
Technology, data, and communications	17,130
Other operating expenses	25,488
Total Expense	1,319,281
Net Loss	**$ (73,957)**

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Total Members' Equity
Balance at January 1, 2023	$ 144,336
Net loss	(73,957)
Balance at December 31, 2023	$ 70,379

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:		
Net loss	$	(73,957)
Adjustments to reconcile net loss to net cash flows used by operating activites:		
(Increase) decrease in operating assets:		
Prepaid expenses and other assets		2,127
Rights of use asset		86,806
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		9,323
Lease liability		(90,983)
Total adjustments		7,273
Net cash used by operating activities		(66,684)
Net decrease in cash and cash equivalents		(66,684)
Cash and cash equivalents, January 1, 2023		133,369
Cash and cash equivalents, end of year	$	66,685

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1: General and Summary of Significant Accounting Policies

General
RMK Maritime Capital, LLC (the "Company"), doing business as RMK Capital LLC, was organized in the State of Delaware on January 21, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by its Principal, Michael Kirk.

The Company is engaged in business as a securities broker-dealer providing investment banking related services.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash deposits may be in excess of FDIC limits of $250,000.

Property and Equipment
Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Income Taxes
The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. Management believes that it is no longer subject to income tax examinations for years prior to 2020.

Subsequent Events
Subsequent events were evaluated by management through February 22, 2024, the date the financial statements were available to be issued.

Note 2: Revenue from Contracts with Customers

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or performing services to customers. A good or service is transferred to or performed for a customer when, or as, the customer obtains control of that good or service performed. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The Company recognizes its advisory fees when earned, after completion of the assignment, in accordance with written terms of its engagement agreements.

Cost to Obtain

The Company typically incurs costs while providing advisory services such as travel or other general costs. These costs are expensed as they are incurred.

Investment Banking: M&A Advisory Fees

The Company provides advisory services which could include, but are not limited to, financial advice, advisory services for capital raise and fairness opinions. Revenue for advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer over such period of time. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At January 1, 2023, and at December 31, 2023, there were no such liabilities.

Investment Banking: Private Placements

Private placement services are performed pursuant to engagement letters that specify the services to be provided, which typically involve the placement of securities, and fees to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Success fees are contingent on the completion of contracts, generally the trade date, and are calculated based on closing price.

Note 3: Property and Equipment
Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows.

			Useful Life
Leasehold improvements	$	73,640	5
Furniture and fixtures		15,689	3
		89,329	
Less: accumulated depreciation		(89,329)	
Property and equipment, net	$	0	

Depreciation expense for the year ended December 31, 2023 was $0.

Note 4: Leases
The Company has obligations under an operating lease with initial non-cancelable terms in excess of one year covering those facilities. This lease is included in right-of-use-assets and lease liabilities on the Company's Statement of Financial Condition. The Company's current lease expires in 2024 and includes the option to renew or terminate. The Company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances. In addition, the Company leases office space under an operating short-term lease, where by, the term of the lease is 12 months

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable, the Company uses its incremental borrowing rate. The Company uses an incremental borrowing rate of 5% over the remaining lease term of 1.5 years based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Variable lease expenses are recorded when incurred. The Company does not recognize an asset and liability for leases with a term of 12 months or less. Operating lease cost under the current lease totaled $109,598, $91,709 for the long-term lease and $17,889 for the short-term lease for the year ended December 31, 2023, and is recorded as rent expense. Operating lease cash payments for the year ended December 31, 2023, totaled $114,878, $95,886 for the long-term lease and $18,992 for the short-term lease.

Aggregate annual payments under this lease agreement at December 31, 2023 are as follows:
Year Ending December 31,

	Long-term Lease	Short-term Lease
2024	$48,775	$15,560
Less: Interest	(706)	
Total Lease Liabilities	$48,069	$15,560

Note 5: Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $35,509 which was $30,509 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($26,176) to net capital was .65 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: Concentration
Approximately 98% of total revenue is from two customers, one with 37% and one with 61% of revenue; both are related parties (see Note 7).

Note 7: Related Party Transactions
During the year approximately $759,623 of consulting fees were from RMK Maritime (Europe) Limited and $460,656 from Ascension Finance, Inc., affiliates of the Principal of the Company.

RMK MARITIME CAPITAL, LLC
SCHEDULE I COMPUTATION OF NET CAPITAL
UNDER SEA RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2023

Total members' equity		$ 70,379
Non-allowable assets, deductions and charges:		
Fixed assets		
Prepaid expenses and other assets	29,870	
Total non-allowable assets, deductions and charges		(29,870)
Net capital		$ 40,509
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $26,176)		$ 1,745
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 35,509
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 26,176
Percentage of aggregate indebtedness to net capital		64.6%
Ratio of aggregate indebtedness to net capital		.65 to 1

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report filed as of December 31, 2023.

RMK MARITIME CAPITAL, LLC
December 31, 2023

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEA Rule 15c3-3

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to C.F.R. § 240.17a-5 because the Company does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Company's business activities are as limited to private placement of securities and investment advisory services.

ksm

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001

Report of Independent Registered Public Accounting Firm
on the Exemption Report

To the Members of
RMK Maritime Capital, LLC

We have reviewed management's statements, included in the accompanying RMK Maritime Capital, LLC Rule 15c3-3 Exemption Report pursuant to SEA Rule 17a-5, in which (1) RMK Maritime Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and investment advisory services. In addition, the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

RMK Maritime Capital, LLC's management is responsible for compliance with the exemption provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMK Maritime Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Katz, Sapper & Miller, LLP

New York, New York
February 28, 2024

T 212.557.9800 | F 212.557.9819 | W ksmcpa.com

RMK MARITIME CAPITAL, LLC
December 31, 2023

RMK Capital, LLC Management Statement Regarding Exemption Pursuant to SEA Rule 17a-5(d)(4)

RMK Capital, LLC
352 Seventh Avenue, Suite 303
New York, NY 10001
SEC #8-69480
CRD #171807

RMK Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) After a review of exemption provision options of SEA Rule 15c3-3, the Company has been granted an update to its FINRA membership agreement. The Company conducts business activities involving the private placement of securities and investment advisory services. During the reporting period, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company will not claim an exemption from SEA Rule 15c3-3.

(2) The Company met the identified provisions in 17 C.F.R §240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Michael Kirk, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: [signature]

Title: CFO